12012396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8-67080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Performance Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Philip Grigus, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PEAK6 Performance Management LLC, as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer of Managing Member
Title

Notary Public

Notary Public State of Illinois
My Commission Expires 03/11/2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Condensed Schedule of Investments.
- ☐ (d) Statement of Operations.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Members' Equity.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (i) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

PEAK6 Performance Management LLC and Subsidiary
December 31, 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

Ernst & Young

PEAK6 PERFORMANCE MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm

The Members
PEAK6 Performance Management LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of PEAK6 Performance Management LLC and Subsidiary (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of PEAK6 Performance Management LLC and Subsidiary at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 24, 2012

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(Expressed in United States Dollars)

ASSETS	
Cash and cash equivalents	$ 10,947,034
Investments in securities, at fair value (cost $3,290,550,820)	3,104,016,001
Due from brokers	857,893,097
Interest and dividends receivable	4,708,557
Other assets	243,803
TOTAL ASSETS	$ 3,977,808,492
LIABILITIES	
Securities sold, not yet purchased, at fair value (proceeds $3,141,109,321)	$ 2,963,969,500
Interest and dividends payable	2,867,978
Members' withdrawals payable	55,435,080
Accrued expenses	1,760,624
TOTAL LIABILITIES	3,024,033,182
MEMBERS' CAPITAL	953,775,310
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 3,977,808,492

See accompanying notes

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2011

1. Organization and Nature of Business

PEAK6 Performance Management LLC (the "Master Fund"), a Delaware limited liability company, was organized on August 31, 2005, and commenced operations on March 6, 2006. The limited liability company operating agreement provides, among other things, that the Master Fund shall have a perpetual existence unless and until it is dissolved. PEAK6 Advisors LLC (the "Managing Member"), a Delaware limited liability company, is the managing member of the Master Fund. The Managing Member is registered with the U.S. Securities and Exchange Commission ("SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended.

The Master Fund is registered as a broker-dealer with the U.S. SEC under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange. The Master Fund clears the majority of its transactions through its two primary clearing brokers, Goldman Sachs Execution and Clearing, L.P. ("GSEC") and Merrill Lynch Professional Clearing Corp. ("Merrill Lynch").

The Master Fund is a master fund in a master-feeder structure. At December 31, 2011, the Master Fund has two members: PEAK6 Performance Fund LLC (the "Onshore Feeder") and PEAK6 Performance Fund Ltd. (the "Offshore Feeder") (collectively referred to as the "Feeder Funds" or the "members"). The Feeder Funds are investment funds managed by the Managing Member and invest substantially all of their assets in the Master Fund. At December 31, 2011, the investment in the Master Fund of each of the Onshore Feeder and the Offshore Feeder represented 28% and 72%, respectively, of the members' capital of the Master Fund. In this master-feed structure, the Master Fund directly or indirectly effects trades for the Feeder Funds.

The Feeder Funds are managed to be equity multi-strategy funds with the objective of achieving absolute returns that have a low correlation with the returns of more traditional asset classes. The goal of the Feeder Funds is to invest capital and generate positive returns by investing when and where the Managing Member believes such returns can be achieved. The Managing Member has complete authority to pursue any of the following strategies or techniques on behalf of the Feeder Funds: volatility arbitrage, convertible arbitrage, fundamental equity, equity long-short trading, event driven arbitrage, a 'hybrid' strategy, over-the-counter trading, and futures trading, as well as any additional similar, related, or complementary strategies deemed appropriate by the Managing Member from time to time. The Managing Member's trading strategies may be used alone or with other strategies. The Managing Member may add new strategies or eliminate strategies if market opportunities are no longer desirable

The consolidated financial statements include the accounts of the Master Fund and its wholly owned subsidiary, PEAK6 Cayman Management Ltd. ("PEAK6 Cayman"). PEAK6 Cayman, a Cayman Islands exempted company, was organized on December 19, 2006, and commenced operations on March 1, 2007. All intercompany transactions and balances have been eliminated in consolidation. PEAK6 Cayman has the same investment objective as the Master Fund. The Master Fund and PEAK6 Cayman are herein collectively referred to as the "Company".

The Company and the Feeder Funds have retained Citco Fund Services (Cayman Islands) Limited as the administrator.

2. Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are stated in United States dollars. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates.

Cash and Cash Equivalents

Cash equivalents include short-term investments with maturities of 90 days or less at the time of purchase, including money market funds. Securities satisfying this definition that are an integral part of the trading strategy are excluded from cash equivalents and included in investments in securities. As of December 31, 2011, cash equivalents included money market fund investments of $10,501,163, which are valued at their reported net asset value (generally $1 per share).

Investments

Investment transactions, which include securities sold, not yet purchased, are accounted for on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

For purposes of the consolidated statement of financial condition, options, warrants, and rights are included as investments; however, for purposes of these notes, options, warrants, and rights are referred to as derivative contracts.

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts ("derivatives") for trading purposes. Derivatives are either exchange-traded or over-the-counter ("OTC") contracts. Exchange-traded derivatives are standard contracts traded on a regulated exchange. OTC contracts are private contracts negotiated with counterparties.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments under Accounting Standards Codification ("ASC") 825, *Financial Instruments*, approximates the carrying amounts presented in the consolidated financial statements.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

ASC 820, *Fair Value Measurement*, defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is/(are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

Level 1 – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instrument. Investments falling under Level 2 predominantly consist of OTC products and other unquoted securities valued using broker quotes where these can be corroborated to observable market data.

Level 3 – Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Investments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2011

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The following table presents the financial instruments carried in the consolidated statement of financial condition by caption and by level within the hierarchy as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Investment in securities				
Money market funds*	$ 10,501,163	$ –	$ –	$ 10,501,163
Asset-backed securities	–	123,778	–	123,778
Common stocks**	1,348,840,868	–	–	1,348,840,868
Convertible bonds	–	550,475,388	–	550,475,388
Corporate bonds	–	10,595,306	–	10,595,306
Investment companies & partnerships	103,212,605	–	–	103,212,605
Derivatives				
Equity options	823,742,201	–	–	823,742,201
Index options	2,635,277	–	–	2,635,277
Preferred stocks	106,623,792	–	–	106,623,792
Rights	1,220,280	–	–	1,220,280
Warrants	156,546,506	–	–	156,546,506
Credit default swaps	–	273,703	–	273,703
Total assets	$ 2,553,322,692	$ 561,468,175	$ –	$ 3,114,790,867
Liabilities				
Securities sold, not yet purchased				
Common stocks**	$ (1,990,648,717)	$ –	$ –	$ (1,990,648,717)
Investment companies & partnerships	(98,957,698)	–	–	(98,957,698)
Derivatives				
Equity options	(832,206,489)	–	–	(832,206,489)
Index options	(31,667,865)	(10,488,731)	–	(42,156,596)
Futures contracts	(2,798,818)	–	–	(2,798,818)
Total liabilities	$ (2,956,279,587)	$ (10,488,731)	$ –	$ (2,966,768,318)

* Included in cash and cash equivalents on the consolidated statement of financial condition.
** Industry information for common stocks is disclosed in the condensed consolidated schedule of investments.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2011

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The following table includes a rollforward of the amounts for the year ended December 31, 2011, for financial instruments classified within Level 3:

	Balance at January 1, 2011	Sales	Net Realized Gain on Investments	Balance at December 31, 2011	Net Change in Unrealized Appreciation/ Depreciation on Investments held at December 31, 2011
Assets					
Preferred Stocks	$ 1,882,200	$ (3,526,560)	$ 1,644,360	$ –	$ –

Determination of Fair Value

In determining fair value, the Company uses various valuation approaches, as discussed below.

Asset-Backed Securities ("ABS")

ABS may be valued based on external price/spread data. When position-specific external price data is not observable, the valuation is either based on prices of comparable securities or cash flow models that consider inputs, including default rates, conditional prepayment rates, loss severity, expected yield to maturity, and other inputs specific to each security. Included in this category are certain interest-only securities which, in the absence of market prices, are valued as a function of observable whole bond prices and cash flow values of principal-only bonds using currency market assumptions at the measurement date. ABS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Equity Securities (Common Stocks and Preferred Stocks) and Investment Companies and Partnerships

Equity securities and investment companies and partnerships traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds

Corporate bonds are fair valued through the use of various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable) from either market maker/broker and/or independent pricing services, bond spreads, and fundamental data relating to the issuer. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, depending on the availability of observable inputs, corporate bonds may be categorized in Level 3.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Convertible Bonds

Convertible bonds are fair valued through the use of various techniques, which may consider last reported sales price on the day of valuation, various broker quotes or the average of those quotes where available, and nationally recognized independent pricing services. While most convertible bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations or similar observable inputs, they are categorized in Level 3.

Derivative Instruments

Listed derivatives, such as futures, exchange traded options, rights and warrants, are fair valued based on quoted prices from the exchange, to the extent that these instruments are actively traded and valuation adjustments are not applied, and are categorized in Level 1 of the fair value hierarchy. If valuation adjustments are applied to listed derivatives, they are generally categorized in Level 2 or Level 3. OTC derivative contracts are privately negotiated contracts with counterparties, including credit default swaps. Depending on the product and the terms of the transaction, the fair value for the OTC derivative contracts can be modeled, taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets. Such contracts are categorized in Level 2. Those OTC derivatives that have less liquidity or for which inputs are unobservable are classified within Level 3. While the valuations of these less liquid OTC derivatives may utilize some Level 1 and/or Level 2 inputs, they also include other unobservable inputs, which are considered significant to the fair value determination.

In the absence of quoted values or when quoted values are not deemed to be representative of market values, investments are valued at fair value as determined by the Managing Member. Such contracts are categorized in Level 3. There were no investments fair valued by the Managing Member at December 31, 2011.

Income Taxes

Federal income taxes are not provided for by the Company because taxable income (loss) of the Company is included in the income tax returns of its members. The only taxes payable by the Company are withholding taxes applicable to certain investment income, which are allocated solely to certain members. The Company may be subject to certain state and local taxes.

In accordance with the provisions set forth in ASC 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2006 through 2011, and concluded that, as of December 31, 2011, a provision for income taxes is not required.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurements – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,* modifying ASC 820. ASU 2011-04 requires reporting entities to disclose: i) the amount of any transfers between Level 1 and Level 2, and the reasons for the transfers; and ii) for Level 3 fair value measurements, a) quantitative information about significant unobservable inputs used, b) a description of the valuation procedures used by the reporting entity, and c) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs might result in a significantly higher or lower fair value measurement. The effective date of ASU 2011-04 is for annual periods beginning after December 15, 2011. The Company is currently evaluating the impact this new pronouncement will have on its financial statements.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires disclosures to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The requirements of ASU 2011-11 mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of assets and liabilities as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, ASU 2011-11 requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The disclosures mandated by ASU 2011-11 are required for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact this new pronouncement will have on its consolidated financial statements.

3. Due from Brokers

Due from brokers includes net receivables and payables relating to trades pending settlement, net unrealized gains and losses on futures and swap contracts, and cash and margin balances held at the brokers. Margin balances are collateralized by certain of the Company's securities and cash balances held by the brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates. Cash and securities at the brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased.

4. Allocation of Net Income or Loss

In accordance with the provisions of the Confidential Private Placement Memorandum, net income or loss of the Company is generally allocated to all members in proportion to their respective capital accounts.

While it is not a significant part of the Company's investment strategy, the Company may invest in "New Issues." Profits and losses attributable to any New Issues acquired by the Company are required, pursuant to applicable rules of the Financial Industry Regulatory Authority, Inc. ("FINRA"), to be allocated generally to members who are not deemed to be "restricted" as defined by the FINRA Rule 5130.

5. Risk Management

The Company is subject to market and credit risk associated with changes in the value of the underlying financial instruments, as well as the loss of appreciation if a counterparty fails to perform. The Managing Member takes an active role in managing and controlling the Company's market and counterparty risks.

Market Risk

The Company monitors the risk parameters and expected volatility of individual positions and the Company's aggregate portfolio. The Company has developed and uses proprietary statistical models to identify systemic portfolio risk, as well as specific position risk. While the Company may seek to mitigate certain portfolio risks in an effort to increase the proportion of the Company's return attributable to perceived high-value-added risk exposures, the Company does not attempt to mitigate all market or other risks inherent in the Company's positions. Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Options are contracts that grant the holder, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified time or on a specified date from or to the writer of the option. Options written by the Company do not give rise to counterparty credit risk, as they obligate the Company and not its counterparty to perform. Options written by the Company are subject to off-balance-sheet risk, as the Company's satisfaction of the obligations may exceed the amount recognized in the consolidated statement of financial condition.

Credit Risk

The Company attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The Company analyzes the credit risks associated with the Company's counterparties, intermediaries, and service providers. A significant portion of the Company's positions, including due to brokers, are held at GSEC and Merrill Lynch, which currently clear the majority of the Company's transactions and also carry the majority of the Company's accounts. GSEC is a subsidiary of the Goldman Sachs Group Inc. In the event the counterparties are unable to fulfill their obligations, the Company would be subject to credit risk. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

The Company invests in credit-sensitive securities, including corporate and convertible bonds. Until such investments are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities become due.

The Company's trading strategies are dependent on margin credit provided by the Company's counterparties based on terms that are subject to change at the discretion of the counterparties.

5. Risk Management (continued)

Credit Risk (continued)

For the year ended December 31, 2011, the Company's derivatives trading included futures contracts, options, warrants, rights, and credit default swaps. For exchange-traded options and futures, the clearing organizations that act as counterparties bear the risk of delivery to and from counterparties and have substantial financial resources. Swaps are subject to various risks, which include the possibility that there will be no liquid market for these agreements or that the counterparty in the agreement may default on its obligation to perform on its contractual terms. The Company reduces its credit risk for these OTC swap contracts by negotiating master agreements that include netting provisions which incorporate the right of "set off" (assets less liabilities) across other OTC contracts with such counterparties. See further risks regarding derivative instruments in Note 6.

6. Derivative Instruments

ASC 815, *Derivatives and Hedging,* requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's consolidated financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair-value basis.

The Company enters into transactions involving derivative financial instruments in connection with its investing activities. These instruments derive their value, primarily or partially, from the underlying asset, indices, reference rate, or combination of these factors. The Company's exchange-traded derivatives are standardized and include futures and options contracts. The Company's OTC derivatives are negotiated between contracting parties and include credit default swaps.

Derivative financial instruments are subject to various risks similar to non-derivative instruments, such as market risk and credit risk. Derivative financial instruments are typically also subject to certain additional risks, such as those resulting from leverage and reduced liquidity. The Managing Member manages these risks on an aggregate basis along with the risks associated with its investing activities as part of its overall risk management policies. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. The principal types of derivatives used by the Company, as well as the methods in which they are used are:

6. Derivative Instruments (continued)

Futures

The Company is subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or foreign currencies. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date. Upon entering into such contracts, the Company is required to deposit with the broker either in cash or securities an initial margin in an amount equal to a certain percentage of the contract amount. Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the Company. For futures contracts, the unrealized gain or loss, rather than the contract amounts, represents the approximate future cash requirements. Futures contracts are typically liquidated by entering into offsetting contracts. Upon entering into such contracts, the Company bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case the Company may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Company since futures are exchange traded and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options

Options are contracts that grant the Company, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. As a writer of a put or call option, the Company has no control over whether the option will be exercised and, as a result, bears the market risk of an unfavorable change in the price of the security underlying the written option. If the Company were to write a "naked" put or call option, a risk exists that the Company may not be able to enter into a closing transaction because of an illiquid market. When an option expires, the Company realizes a gain or loss on the option to the extent of the premiums received or paid.

Rights and Warrants

The value of a right or warrant has two components: time value and intrinsic value. A right or warrant has limited life and expires on a certain date. As time to the expiration date of a right or warrant approaches, the time value of a right or warrant will decline. In addition, if the stock underlying the right or warrant declines in price, the intrinsic value of an "in the money" right or warrant will decline. Further, if the price of the stock underlying the right or warrant does not exceed the strike price of the right or warrant on the expiration date, the right or warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

6. Derivative Instruments (continued)

Rights and Warrants (continued)

The Company is exposed to counterparty risk from the potential failure of an issuer of rights or warrants to settle its exercised rights or warrants. The maximum risk of loss from counterparty risk to the Company is the value of the contracts and the purchase price of the rights or warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in rights and warrants.

Swaps

The Company may enter into swap agreements with counterparties, in which both parties agree to make periodic payments on a specified notional amount. These payments are recorded in the consolidated statement of operations as realized gains or losses. Additionally, these swaps are marked-to-market on a daily basis, and any change in value is recorded as unrealized appreciation (depreciation). When a swap is terminated, the Company will record realized gain or loss equal to the difference between the unwind proceeds and the Company's basis in the contract, if any. In order to enter into these swap agreements, the Company may be required to make deposits or post collateral with its counterparties. The Company did not have any cash pledged as collateral at December 31, 2011. The Company also has a cross-collateralization agreement with its brokers that allows for trading without collateral to the extent of cash and margin held at the brokers. Since the Company generally has entered into master agreements that include netting provisions with its counterparties, the amounts included in due from broker in the consolidated statement of financial condition include unrealized gains, net unrealized losses, across products, and cash collateral where such agreements are in effect.

Credit Default Swaps

The Company uses credit default swaps to reduce risk where the Company has exposure to a referenced issuer (the "reference entity"), or to take an active long or short position based on the Company's view of the likelihood of an event of default affecting the reference entity. The reference entity underlying a credit default swap can be a single issuer, a portfolio or "basket" of issuers, or an index. As with other OTC derivative contracts, credit default swaps involve greater risk than if the Company had invested in the reference obligation directly, including credit and liquidity risk in addition to market risk.

In a typical credit default swap, the Company enters into an OTC contract whereby the Company receives (if a buyer) or provides (if a seller) protection against certain credit events involving one or more specified reference entities. The buyer of a credit default swap is generally obligated to pay the seller a periodic stream of payments over the term of the contract in return for a contingent payment, typically the full notional amount of the credit default swap, upon the occurrence of an enumerated credit event. The applicable credit events are established at the inception of the transaction and generally may include bankruptcy, insolvency, and/or failure to meet payment obligations when due, among other events. After a credit event occurs, the contingent payment payable by the seller to the buyer may be mitigated or reduced by segregated collateral and netting arrangements between the counterparties to the transaction.

6. Derivative Instruments (continued)

Credit Default Swaps (continued)

The credit default swap may be either cash settled, in which case the contingent payment is reduced by the value of a specified reference obligation, or may be settled via physical delivery, in which case the buyer delivers a face amount of the reference obligation equal to the notional amount of the credit default swap in exchange for receipt of the contingent payment from the seller of the notional amount of the credit default swap. If the Company is a buyer of a credit default swap and no credit event occurs, the Company may lose its investment and recover nothing; however, if a credit event occurs, the Company would typically receive the full notional amount of the credit default swap in cash net of the value (if cash settled), or in exchange for the delivery (if physically settled), of a reference obligation that may, at that time, have little or no value. Conversely, as a seller of a credit default swap, the Company receives a fixed rate of income throughout the term of the contract provided that no credit event occurs; however, if a credit event occurs, the Company would typically be obligated to pay the buyer of the credit default swap the full notional amount of the credit default swap net of the value (if cash settled), or in exchange for the delivery (if physically settled), of a reference obligation that may, at that time, have little or no value. Accordingly, the value received by the Company, as seller, in settlement of a credit event plus the periodic (or upfront) payments previously received by the Company may be less than the full notional amount the Company pays to the buyer, resulting in a loss of value.

Any upfront payments made or received upon entering a credit default swap contract is treated as part of the cost and is reflected as part of the unrealized gain (loss) on valuation. Upon termination of the swap contract, the amount included in the cost is reversed and becomes part of the credit default swap's realized gain (loss).

6. Derivative Instruments (continued)

The following table presents additional information about the effect of derivatives held by the Company by primary risk exposure as of December 31, 2011:

Volume of Derivative Activities

The volume of the Company's derivative activities at December 31, 2011, based on the notional amounts for credit default swaps and monthly average number of contracts for futures, options, rights and warrants categorized by primary underlying risk, are as follows:

	Assets			
Primary Underlying Risk	Classification in Consolidated Statement of Financial Condition	Fair Value	Notional Amount [(a)]	Average Number of Contracts[(b)]
Equity contracts				
Equity options	Investments in securities	$ 823,742,201	$ –	2,450,179
Index options	Investments in securities	2,635,277	–	9,756
Rights	Investments in securities	1,220,280	–	238,096
Warrants	Investments in securities	156,546,506	–	24,920,572
Credit contracts				
Credit default swaps [(a)]	Due from broker	273,703	2,000,000	–
		$ 984,417,967		

[(a)] Amounts reflect monthly average notional amounts outstanding for credit default swaps.
[(b)] Amounts reflect monthly average contracts outstanding for options, warrants and rights.

6. Derivative Instruments (continued)

Volume of Derivative Activities (continued)

Primary Underlying Risk	Liabilities		
	Classification in Consolidated Statement of Financial Condition	Fair Value	Average Number of Contracts[a]
Equity contracts			
Futures contracts	Due from broker	$ (2,559,293)	3,415
Equity options	Securities sold, not yet purchased	(832,206,489)	2,369,735
Index options	Securities sold, not yet purchased	(42,156,596)	7,877
Rights	Securities sold, not yet purchased	–	4,764
Warrants	Securities sold, not yet purchased	–	987
Interest rate contracts			
Futures contracts	Due from broker	(239,525)	329
		$ (877,161,903)	

[a] Amounts reflect monthly average contracts outstanding for futures, options, warrants and rights.

7. Financial Guarantees

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. Net Capital Requirement

The Master Fund is registered as a broker-dealer with the SEC and is subject to the SEC's net capital rule ("Rule 15c3-1"). The Master Fund is required to maintain minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. As of December 31, 2011, the Master Fund had net capital of $162,696,833, which was $158,863,867 in excess of its required net capital. At December 31, 2011, its percentage of aggregate indebtedness to net capital was 35.34%.

Rule 15c3-1 may effectively restrict advances to affiliates or capital withdrawals.

The computation of net capital included in the supplemental information does not include the assets and capital of PEAK6 Cayman, as the Master Fund elected to file unconsolidated FOCUS reports as permitted.

9. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's consolidated financial statements through the date the consolidated financial statements were available to be issued. Management has determined that, other than those events described below, there are no material events or transactions that would affect the Company's consolidated financial statements or require disclosure in the consolidated financial statements.

For the period from January 1, 2012 to February 24, 2012, the Company recorded additional capital contributions of $21,200,000.

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